Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE FISCAL COUNCIL

OF JULY 31, 2017

DATE, TIME AND PLACE: On July 31, 2017, at 9:00 a.m., at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, PM, room 1, in the city and State of São Paulo.

CHAIRMAN: José Caruso Cruz Henriques.

QUORUM: The totality of the effective members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

1.	The Charter of the Fiscal Council was amended to keep it up-to-date with the corporate information and ensure its standardization with the other charters and legal adaptations.

1.1.	The wording of the Charter of the Fiscal Council was consolidated, as shown in the Attachment, which became an integral part of these minutes.

2.	After examining the Company’s financial statements for the period from January to June 2017, the Fiscal Council members resolved to issue the following opinion:

“After examining the Financial Statements for the period from January to June 2017 and verifying the accuracy of all elements under analysis, considering the unqualified report issued by PricewaterhouseCoopers Auditores Independentes, the opinion of the sitting members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A. is that these documents appropriately reflect the capital structure, financial position and the activities conducted by the company in the period.”

CONCLUSION: With the work of the meeting concluded, these minutes were drafted, read, approved and signed by all. (signed) José Caruso Cruz Henriques – Chairman; Alkimar Ribeiro Moura and Carlos Roberto de Albuquerque Sá – Councilors.

São Paulo (SP), July 31, 2017.

MARCELO KOPEL

Investor Relations Officer

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

CHARTER OF THE FISCAL COUNCIL APPROVED BY

THE MEETING OF 3.10.2003 AND AMENDED BY THE MEETINGS OF 7.31.2016 AND 7.31.2017

1. CHARTER – The performance of the legal duties of the Fiscal Council (“Council”) of Itaú Unibanco Holding S.A. (the “Company”) will be governed by this Charter (“Charter”).

2. COMPOSITION – When installed, the Council will comprise 3 (three) to 5 (five) sitting members and an equal number of alternate members, stockholders or not, elected by the General Stockholders’ Meeting.

2.1.       In the first meeting following the ratification, by the Central Bank of Brazil, of the elected Councilors, the Fiscal Council will elect, among its members, its Chairman.

2.2.       It is incumbent on the Chairman to preside at the Council’s meetings and represent it at meetings with other management bodies, including attending the General Stockholders’ Meeting to present the Council´s opinions and representations and provide reply to requests for information and clarifications on behalf of shareholders, however, without prejudice to the presence and opinion of any of the other councilors.

2.3.       In case of absence, incapacity, resignation or death, the sitting member will be replaced by his/her respective alternate member.

2.4.       The role of Council member may not be delegated.

3. RESPONSIBILITIES OF THE FISCAL COUNCIL – It is incumbent upon the Council to perform the responsibilities set forth in Article 163 of Law No. 6,404/76.

4. MEETINGS – The Council will hold ordinary meetings on a quarterly basis.

4.1.       It is incumbent upon the Chairman, on his/her own initiative or at the request of any other Councilor, provided that previously substantiated, convene extraordinary meetings to decide upon urgent matters.

4.2.       The Council’s meetings will be convened at least 48 (forty-eight) hours prior to the meeting by hand-delivered letter, telephone or electronic mail.

CHARTER OF ITAÚ UNIBANCO HOLDING S.A.’S FISCAL COUNCIL OF JULY 31, 2017	Page 3

4.3.       The requirement to send convening notices to a meeting to which all Council members are present is waived.

4.4.       The Council’s meetings may be validly installed when there is a minimum quorum present of a majority of the Council’s members, decisions being adopted by the majority of the members present, the Chairman having the deciding vote in the event of a tie.

4.5.       The councilor dissenting from any the Council’s decisions may register his/her dissenting opinion in the Council’s minutes as well as notifying such to management bodies or to the General Stockholders’ Meeting.

4.6.       The meetings may be by personal attendance, by way of teleconference or videoconference. Resolutions in writing, including via electronic mail, will also be admissible.

4.7.       The minutes of the Council’s meetings will be transcribed in the Register "Fiscal Council’s Meetings and Opinions", which will be held together with the other corporate registers at the Company’s head office.

4.8.       The items on the agenda and related supporting documentation, whenever possible, will be distributed to the Council members in advance.

5. REQUEST FOR INFORMATION, CLARIFICATIONS AND STATEMENTS – The Council, through the person of its Chairman, as a result of a (written and substantiated) request from any of its members, may request management bodies or the Company’s independent auditors necessary clarifications or information for the Council to perform its duties as well as the preparation of special-purpose financial statements;

5.1.       Should the Council decide that the request for information is inappropriate, even so, such request will be forwarded to the Company’s management, supported by the excerpt of the minutes of the meeting in the matter was discussed.

6. DUTIES – The Council members, besides performing the legal duties inherent in their roles, will have a conduct based on high ethical standards as well as comply with and foster good corporate governance practices in the Company.

6.1.       Any material information related to the Company shall be kept rigorously confidential by the Councilors if and while it is not officially disclosed to the market.

7. OMISSIONS – Any omissions in this Charter will be resolved by the Chairman, subject to the approval of the Council.

CHARTER OF ITAÚ UNIBANCO HOLDING S.A.’S FISCAL COUNCIL OF JULY 31, 2017	Page 4

8. AMENDMENTS – This Charter may be amended by the Council upon proposal by its Chairman or by any of its members, according to the provision in item 4.4.

This Charter becomes effective on the date of its approval by the Council and will remain filed at the Company´s headquarters.

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